The World Bank Group	1818 H. Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

File No. 1-3431
REGULATION BW
RULE 2

February 7, 2008

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

(a)                                  the Management’s Discussion & Analysis and Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending December 31, 2007; and

(b)                                 the list of transactions with regard to the Bank’s securities and borrowings during the quarter ended December 31, 2007.

Sincerely yours,

/s/ Alessandra J. Iorio
Alessandra J. Iorio
Acting Chief Counsel, Finance

Attachments

International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
December 31, 2007

(Unaudited)

CONTENTS

December 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2007 (FY 2007). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.”

As allowed under Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, as allowed under Statement of Financial Accounting Standards No.155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No.133, IBRD also recognizes at fair value, debt instruments which contain embedded derivatives that would otherwise be bifurcated and valued separately.

In this document, the above Statements of Financial Accounting Standards No. 133 and 155 are together referred to as “FAS 133 as amended.”

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value derivatives as well as underlying assets and liabilities, as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements are non U.S. GAAP measures and do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.”

On a current value basis, the net income for the six months ended December 31, 2007 was $1,230 million, an increase of $901 million from the net income of $329 million in the same period in the previous fiscal year. The increase in net income was primarily due to an increase in the income from loans, lower borrowings costs, a higher favorable current value adjustment, a higher release of provisions for losses on loans and guarantees and a decrease in the Board of Governors approved transfers. For a detailed discussion on the key components contributing to the higher income, refer to the Current Value Basis section.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any interest

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD mitigates interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to non-U.S. dollar fixed-rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

Taking the above factors into account, IBRD believes that reported income does not capture the true economic income for IBRD. Accordingly, for management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. Furthermore, IBRD bases its annual allocation and distribution decisions on reported income less the associated adjustments for derivatives as defined by FAS133 as amended and Board of Governors-Approved transfers. IBRD does not utilize reported income for any management purposes.

rate and currency exchange rate movements on its risk bearing capacity. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the U.S. dollar value of equity may change with market changes. On December 13, 2007, IBRD’s Board of Executive Directors approved the extention of the duration of its equity by using a 10-year ladder repricing profile, with the objective of reducing the interest rate sensitivity of its allocable net income.  As of December 31, 2007, no duration extension trade has been executed.

The equity-to-loans ratio on a current value basis increased to 35.48% at December 31, 2007, from 34.21% at December 31, 2006 due to the combination of an increase in equity used in the equity-to-loans ratio offset by an increase in IBRD’s loan portfolio. The allocation to the General Reserve of $911 million from the net income for the fiscal year ended June 30, 2007 increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

The current market turmoil had no major effect on IBRD’s income or the financial strength in the short term. However, if interest rates stay low in reference markets, IBRD may see some reduction in its allocable income in the future.

Table 1:  Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Six Months Ended		Full Year
	December 31, 2007	December 31, 2006	June 30, 2007
Lending Summary
Commitments to member countries(a)	3,172	4,848	12,829
Gross Disbursements(b)	5,873	6,252	11,055
Net Disbursements(b)	(120)	(5,147)	(6,193)
Reported Basis
Operating Income(c)	1,222	849	1,659
Board of Governors-Approved Transfers	(600)	(867)	(957)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	1,094	541	(842)
Net Income (Loss)	1,716	523	(140)
Net Return on Average Earning Assets(d)	1.97	1.35	1.34
after the effects of Board of Governors-Approved Transfers and of FAS 133 as amended	2.76	0.83	(0.11)
Return on Equity(c)	6.52	4.75	4.64
after the effects of Board of Governors-Approved Transfers and of FAS 133 as amended	8.75	2.77	(0.37)
Equity-to-Loans Ratio(c)	36.07	34.74	35.05
Current Value Basis
Net Income	1,230	329	900
of which current value adjustment	551	368	222
Net Return on Average Earning Assets	1.96	0.52	0.72
Return on Equity	6.59	1.85	2.53
Equity-to-Loans Ratio	35.48	34.21	34.47

(a).         Commitments include guarantee commitments and guarantee facilities.

(b).         Amounts include transactions with International Finance Corporation and capitalized loan origination fees.

(c).          For the purposes of this document Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value per FAS 133 as amended.

(d).         Ratios are presented before applying the effects of Board of Governors-Approved Transfers and of FAS 133 as amended.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the six months ended December 31, 2007, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At December 31, 2007, the $1,429 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($711 million- June 30, 2007) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $718 million increase in the current value adjustment from June 30, 2007, was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

Figure 1:

IBRD’s U.S. Dollar Reference Market Yield Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

Table 2:  Condensed Current Value Balance Sheets at December 31, 2007 and June 30, 2007

In millions of U.S. dollars

	December 31, 2007					June 30, 2007
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustment		Current Value Basis	Current Value Basis
Due from Banks	$812				$812	$765
Investments	23,368				23,368	23,336
Loans Outstanding	99,311		$1,429		100,740	98,516
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,195)				(2,195)	(2,372)
Receivable from Derivatives
Borrowings	72,122				72,122	69,507
Client Operations	6,473	$22	(22)		6,473	4,778
Investments	6,507				6,507	7,138
Other Assets/Liabilities	810	6	(6)		810	13
Other Assets	7,049		(294	)(a)	6,755	6,761
Total Assets	$214,257	$28	$1,107		$215,392	$208,442

Borrowings	$88,514	$1,617	$1,690		$91,821	$89,484
Payable from Derivatives
Borrowings	64,422	496	(496)		64,422	62,850
Client Operations	6,468	22	(22)		6,468	4,776
Investments	7,008				7,008	7,527
Other Assets/Liabilities	796	(3)	3		796	38
Other Liabilities	4,704				4,704	5,154
Total Liabilities	171,912	2,132	1,175		175,219	169,829
Paid-in Capital	11,486				11,486	11,486
Retained Earnings and Other Equity	30,859	(2,104)	(68)		28,687	27,127
Total Equity	42,345	(2,104)	(68)		40,173	38,613
Total Liabilities and Equity	$214,257	$28	$1,107		$215,392	$208,442

(a).         Represents unamortized issuance cost of borrowings.

Table 3: Condensed Current Value Statements of Income for the Six Months Ended:

In millions of U.S. dollars

	December 31, 2007			December 31, 2006
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$2,984		$2,984	$2,755
Income from Investments, net	564	$57	621	590
Other Income	118		118	124
Total Income	3,666	57	3,723	3,469
Borrowing Expenses	2,119		2,119	2,243
Administrative Expenses including contributions to Special Programs	551		551	537
Release of Provision for Losses on Loans and Guarantees	(226)	226
Total Expenses	2,444	226	2,670	2,780
Operating Income	1,222	(169)	1,053	689
Board of Governors-Approved Transfers	(600)		(600)	(867)
Current Value Adjustment		551	551	368
Provision for Losses on Loans and Guarantees Release—Current Value		226	226	139
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended(a)	1,094	(1,094)
Net Income	$1,716	$(486)	$1,230	$329

(a).         Unrealized (losses) gains on derivatives in the investment trading portfolio are included in Income from Investments, net.

At December 31, 2007, the $1,488 million increase in balances of IBRD’s borrowings and related derivatives from the reported basis to the current value basis as shown in Table 4 ($998 million—June 30, 2007) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $490 million increase from June 30, 2007, in the current value adjustment was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $901 million increase in net income on a current value basis, between the six months ended December 31, 2007 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $229 million during the first six months of FY 2008, in comparison with the same period in the previous fiscal year. $179 million of this increase was as a result of all loans to, or guaranteed by, Liberia to IBRD being paid off. Of the $179 million, $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Income from Investments

Income from investments increased by $31 million, primarily due to higher average balances and realized gains associated with closing out certain positions.

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as ofDecember 31, 2007					Total Income Statement Effect for the Six Months Ended
	Loans	Borrowings	Other Assets/ Liabilities	Total	Prior Years’ Effects	December 31, 2007	December 31, 2006
Current Value Adjustments on Balance Sheet	$1,429	$(1,488)	$(9)	$(68)	$314	$246	$170
Unrealized (Losses) Gains on Investments(a)						(57)	21
Currency Translation Adjustment(b)	1,341	(1,046)	61			356	177
Pension Adjustment(c)						6
Total Current Value Adjustments						$551	$368

(a).         Unrealized (losses) gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).         The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net loss for purposes of current value reporting.

(c).          Relates to the amortization of net loss on Pension and Prior Service Costs as prescribed by Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Other Postretirement Plans.

Borrowing Expenses

Borrowing expenses decreased by $124 million during the first six months of FY 2008, in comparison with the same period in FY 2007. Higher buyback gains and a decrease in the average balance of the borrowing portfolio contributed to this decrease.

Board of Governors-approved transfers

Board of Governors-approved transfers were lower by $267 million over the same period last year primarily due to lower transfers to the International Development Association.

Provision for Losses on Loans and Guarantees

For the first six months of FY 2008, there was a $226 million release of the provision for losses on loans and guarantees in comparison to a release of $139 million during the first six months of FY 2007. The release of provision in each period reflects the combined impact of changes in the credit quality of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD). The effect has been an increase in income of $87 million between the two periods.

Current Value Adjustments

The current value adjustments for the six months ended December 31, 2007 totaled $551 million ($368 million for the six months ended December 31, 2006) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value effect on the Income Statement of positive $246 million, during the six months ended December 31, 2007, was primarily due to the lower U.S. dollar reference yield curve at December 31, 2007 relative to June 30, 2007 (see Figure 1). This adjustment was due to the increase in the current value adjustment on the loans portfolio of $718 million, offset by the increase in the current value adjustment on the borrowings portfolio of $490 million. These adjustments have been explained under the Current Value Balance Sheet section. During the same period last year, IBRD’s net income on a current value basis included a positive current value adjustment of $170 million reflecting lower U.S. dollar reference market yield curve at December 31, 2006 relative to June 30, 2006.

Impact of changes due to currency translation

The current value adjustment from currency translation of positive $356 million was primarily due to the appreciation of the euro (8.0%) and the Japanese yen (7.0%) against the U.S. dollar during the six months ended December 31, 2007. Table 4 provides a breakdown of these adjustments by the loans and the borrowings portfolios. The loans portfolio contributed $1,341 million towards this increase. The euro and the Japanese yen accounted for approximately 19% and 3%, respectively, of the total loans portfolio, and 97% of the total non-U.S. dollar denominated loans at December 31, 2007. The borrowings portfolio accounted for a $1,046 million negative currency translation. The euro and the Japanese yen accounted for approximately 14% and 4%, respectively, of the total borrowings portfolio, and 96% of the total non-U.S. dollar denominated borrowings at December 31, 2007. In comparison, during the same period in the prior year, the impact of exchange rate changes on IBRD’s net assets resulted in a positive translation adjustment of $177 million due to the appreciation of the euro (4.7%) offset by the depreciation of the Japanese yen (2.0%) against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

CONTRACTUAL TERMS OF LOANS

On July 10, 2007, IBRD’s Executive Directors approved changes to the pricing policy for interest charges on overdue payments on fixed rate loans.  This change was made to more appropriately reflect IBRD’s cost of funding the overdue amounts. Previously, IBRD charged interest on overdue principal payment amounts at the original contractual rate specified in the loan contract. For more details including the impact on clearance of arrears by borrowers with loans in nonaccrual status refer to the Notes to Financial Statements, Note A—Significant Accounting and Related Policies, and Note B—Loans and Guarantees.

On September 27, 2007 the Executive Directors approved a new pricing structure for all loans signed on or after May 16, 2007. This new structure reduces the complexity of loan pricing and eliminates the annual uncertainty over net loan charge levels, by eliminating  the system of high contractual loan spread, front-end fee, and commitment fee charges that were subject to reduction by annually approved waivers and replacing it with simple and certain contractual loan spread charges. A summary of contractual terms for the Variable and Fixed Spread Loans are provided in Table 5. Special Development Policy Loans have different contractual terms, including higher loan charges.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 6 presents this ratio computed on the reported basis excluding the effects of applying FAS 133 as amended, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

Table 5: IBRD Loan Charges

	Variable and Fixed Spread Loans Whose Invitation to Negotiate is on or after July 31, 1998 and signed before May 16, 2007(a)	Variable and Fixed Spread Loans signed on or after May 16, 2007(a)

Front-end Fee	1.00% of loan amount	0.25% of loan amount
Contractual Spread	0.75%	0.30%
Fixed Spread Loan Risk Premium	0.05%	0.05%
Commitment Fee	0.75% on undisbursed amounts	—
FY 2008 Interest Waiver	0.25% for borrowers paying on a timely basis	—
FY 2008 Commitment Fee Waiver	0.50% waived unconditionally on a yearly basis to all borrowers	—
FY 2008 Front-end Fee Waiver	1.00% waived unconditionally on a yearly basis to all borrowers	—
Late Service Charge on Payments Received after 30 Days of Due Date	—	0.50%

(a).         Borrowers with loans signed between May 16, 2007 and September 27, 2007, may request an amendment to the loan agreement to reflect the new IBRD pricing.

Table 6: Equity-to-Loans

In millions of U.S. dollars

	December 31, 2007	June 30, 2007		December 31, 2006

Reported Basis

Equity-to-Loans Ratio (a)	36.07%	35.05%		34.74%

Current Value Basis

Equity-to-Loans Ratio	35.45%	34.47%		34.21%
Equity Used in Equity-to-Loans Ratio (b)	$35,255	$33,440	(c)	$33,544
Loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income	$99,355	$97,020	(c)	$98,059

(a)	Ratios are presented before applying the effects of FAS 133 as amended.
(b)

The equity used in equity-to-loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 as amended adjustment and Current Value Adjustments.

(c)

Transfers to reserves from FY 2007 net income which were approved by the Executive Directors on September 27, 2007 have not been included as part of equity for the purposes of calculating the equity-to-loans ratio.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 6, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133 as amended, were higher at December 31, 2007 than at December 31, 2006. This was due the allocation of $911 million out of the FY 2007 net income to the General Reserve which increased equity used in the equity-to-loans ratio.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first six months of FY 2008, short-term interest rates for the U.S. dollar, were lower while the Japanese yen and the euro were higher than the comparative period in FY 2007. Figure 2 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

Figure 2: Six-Month LIBOR Interest Rates–U.S.
Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise, returns from IBRD’s equity increases, thus increasing operating income. Table 7 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2007, operating income before applying the effects of FAS 133 as amended and Board of Governors-approved transfers, was $1,222 million, compared to $849 million for the same period in FY 2007. This increase of $373 million in operating income is primarily explained by the following key factors:

•

A $183 million increase in other loan income of which $179 million was as a result of all loans to, or guaranteed by, Liberia to IBRD being paid off. Of the $179 million, $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

•	A $152 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the debt funded portion resulting from higher average lending rates.

•

A $87 million increase in the release of provision for losses on loans and guarantees. For the first six months of FY 2008, there was a $226 million release in the provision for losses on loans and guarantees primarily due to the clearance of all its outstanding loan principal, interest and charges to IBRD, by a borrower whose loans were in nonaccrual status. In comparison, during the first six months of FY 2007, there was a release of $139 million.

•

A $22 million decrease in investment income, net of funding costs, due to the widening of credit spreads as a result of adverse market conditions, offset by higher buy back gains on the borrowings funding the investments.

NET UNREALIZED GAINS ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE,  PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net U.S. dollar variable rate payer on U.S. dollar interest rate swaps and currency swaps, thus effectively short U.S. dollar interest rates.  During the first six months of FY 2008, IBRD experienced net unrealized gains of $1,094 million. Most of the gains for FY 2008 resulted from U.S. dollar interest rate swaps and U.S. dollar-British pound currency swaps. During the period, U.S. dollar and British pound interest rates declined resulting in gains. For the same period in FY 2007 the effect of  applying FAS 133 as amended was net unrealized gains of $541 million as a result of declining interest rates in the applicable currencies.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133 as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.  For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocations approved by the Board of Governors during FY 2008 and transfers out of the net income earned in the fiscal year ended June 30, 2007, refer to the Notes to Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

Table 7: Net Income - Reported Basis

In millions of U.S. dollars

	Six Months Ended
	December 31, 2007	December 31, 2006
Loan Interest Income, Net of Funding Costs
Debt Funded	$278	$181
Equity Funded	913	858
Total Loan Interest Income, Net of Funding Costs	1,191	1,039
Other Loan Income	196	13
Provision for Losses on Loans and Guarantees Release	226	139
Investment Income, Net of Funding Costs	49	71
Net Other Expenses	(440)	(413)

Operating Income	1,222	849
Board of Governors-Approved Transfers	(600)	(867)
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	1,094	541
Net Income - Reported Basis	$1,716	$523

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2007 (Unaudited)	June 30, 2007 (Unaudited)
Assets
Due from banks	$812	$765
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $202 million—December 31, 2007; $193 million—June 30, 2007)	23,368	23,054
Securities purchased under resale agreements	—	282
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,735	1,724
Receivable from derivatives
Investments	6,507	7,138
Client operations	6,473	4,778
Borrowings	72,122	69,507
Other assets/liabilities	810	13
Loans outstanding—Note B
Total loans	132,277	133,245
Less undisbursed balance	32,966	35,440
Loans outstanding	99,311	97,805
Less:
Accumulated provision for loan losses	1,771	1,932
Deferred loan income	424	440
Net loans outstanding	97,116	95,433
Assets under retirement benefits plans	2,435	2,324
Other assets	2,879	3,012
Total assets	$214,257	$208,030

Liabilities
Borrowings at amortized cost	$76,492	$75,262
Borrowings at fair value	12,022	12,497
Securities sold under repurchase agreements and payable for cash collateral received	203	193
Payable for derivatives
Investments	7,008	7,527
Client operations	6,468	4,776
Borrowings	64,422	62,850
Other assets/liabilities	796	38
Payable for Board of Governors-approved transfers—Note C	70	70
Other liabilities—Note B	4,431	4,891
Total liabilities	171,912	168,104

Equity
Capital stock—Authorized (1,581,724 shares—December 31, 2007; and June 30, 2007) Subscribed (1,573,349 shares—December 31, 2007; and June 30, 2007)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315
	11,486	11,486
Amounts to maintain value of currency holdings	438	108
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	29,547	27,831
Accumulated other comprehensive income—Note E	874	501
Total equity	42,345	39,926

Total liabilities and equity	$214,257	$208,030

The Notes to Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2007	2006	2007	2006

Income
Loans—Note B	$1,587	$1,370	$2,984	$2,755
Investments—Trading	297	303	564	611
Other—Note D	58	68	118	124
Total income	1,942	1,741	3,666	3,490

Expenses
Borrowings	1,012	1,097	2,119	2,243
Administrative—Note F	278	247	493	484
Contributions to special programs	30	32	58	53
Release of provision for losses on loans and guarantees—Note B	(229)	(97)	(226)	(139)
Total expenses	1,091	1,279	2,444	2,641
Net income before Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	851	462	1,222	849
Board of Governors-approved transfers	(600)	3	(600)	(867)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended—Note G	264	(171)	1,094	541
Net income	$515	$294	$1,716	$523

The Notes to Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2007	2006	2007	2006
Net income	$515	$294	$1,716	$523
Other comprehensive income—Note E
Reclassification to net income:
FAS 133 transition adjustment	(1)	(8)	(8)	(17)
Net actuarial losses on benefit plans	2	—	4	—
Prior service cost (credit) on benefit plans, net	1	—	2	—
Currency translation adjustments	131	228	375	252
Total other comprehensive income	133	220	373	235
Comprehensive income	$648	$514	$2,089	$758

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2007	2006

Retained earnings at beginning of the fiscal year	$27,831	$24,782
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note G	—	3,188
Net income for the period	1,716	523
Retained earnings at end of the period	$29,547	$28,493

The Notes to Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2007	2006
Cash flows from investing activities
Loans
Disbursements	$(5,868)	$(6,242)
Principal repayments	5,251	5,649
Principal prepayments	742	5,750
Loan origination fees received	1	5
Net cash provided by investing activities	126	5,162

Cash flows from financing activities
Medium- and long-term borrowings
New issues	7,644	3,125
Retirements	(12,523)	(9,186)
Net short-term borrowings	2,771	(2,747)
Net derivatives—Borrowings	1,329	413
Net derivatives—Other assets/liabilities	1	—
Net maintenance of value settlements	46	38
Net cash used in financing activities	(732)	(8,357)

Cash flows from operating activities
Net income	1,716	523
Adjustments to reconcile net income to net cash provided by operating activities
Net unrealized (gains) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(1,094)	(541)
Depreciation and amortization	556	518
Release of provision for losses on loans and guarantees	(226)	(139)
Changes in Investments—Trading	143	3,434
Other assets and liabilities	(464)	(625)
Net cash provided by operating activities	631	3,170

Effect of exchange rate changes on unrestricted cash	5	1

Net increase (decrease) in unrestricted cash	30	(24)

Unrestricted cash at beginning of the fiscal year	41	65

Unrestricted cash at end of the period	$71	$41

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,626	$716
Investments—Trading	458	204
Derivatives—Investments	(398)	(177)
Borrowings	2,862	2,791
Derivatives—Borrowings	(1,830)	(2,233)
Capitalized loan origination fees included in total loans	5	10
Interest paid on Borrowings	1,804	1,718

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2007 financial statements and notes included therein.  In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America.  The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.  Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Interest Charges on Overdue Principal Payments of Fixed Rate Loans

In July 2007, IBRD’s Executive Directors approved changes to the pricing policy for interest charges on fixed rate, overdue loans.  This change was made to more appropriately reflect IBRD’s cost of funding the overdue amounts. Previously, IBRD charged interest on overdue principal payment amounts at the original contractual rate specified in the loan contract.

Under the new policy, after the 30th day that a principal payment of a fixed rate loan is overdue, interest will be charged on the overdue principal at the variable rate applicable to Fixed Spread Loans with similar approval dates.  This policy will apply to all new loans, and borrowers had the opportunity to amend their existing loans until January 10, 2008.  Borrowers with loans in nonaccrual status have the option of amending their loans and having this policy applied retroactively, at a rate of LIBOR plus 50 basis points.  The effect of retroactive application is that the amount of income that might otherwise have been recognized upon arrears clearance will be different than the amount that would have been recognized under the previous policy.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD.  These waivers apply to eligible loans signed before May 16, 2007 and will continue to be approved annually.

The reduction in net income for the  three and six months ended December 31, 2007 and December 31, 2006 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2007	2006	2007	2006
Interest waivers	$43	$39	$82	$76
Commitment charge waivers	32	34	64	69
Front-end fee waivers	3	5	5	6
Total	$78	$78	$151	$151

Overdue Amounts

At December 31, 2007, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended December 31, 2007, June 30, 2007 and December 31, 2006:

In millions of U.S. dollars
	December 31, 2007 (Unaudited)		June 30, 2007
Recorded investment in nonaccrual loans(a)	$934		$1,070
Accumulated provision for loan losses on nonaccrual loans	706		847
Average recorded investment in nonaccrual loans for the period/fiscal year	1,071		1,057
Overdue amounts of nonaccrual loans	828	(b)	1,185
of which:
Principal	597		705
Interest and charges	231	(b)	480

(a)       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

(b)       This amount does not reflect any adjustments relating to the new loan pricing policy for interest charges on fixed rate, overdue loans that may in the future be necessary should the Executive Directors allow Zimbabwe to retroactively amend its fixed rate loan terms.

In millions of U.S. dollars
	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2007	2006	2007	2006
Interest income recognized on loans in nonaccrual status at end of period	$8	$—	$9	$—
Interest income not recognized as a result of loans being in nonaccrual status	6	14	17	27

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars
	December 31, 2007 (Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue		Nonaccrual since

Côte d’Ivoire	$479	$376		November 2004
Zimbabwe	455	452	(a)	October 2000
Total	$934	$828

(a).      This amount does not reflect any adjustments relating to the new loan pricing policy for interest charges on fixed rate, overdue loans that may in the future be necessary should the Executive Directors allow Zimbabwe to retroactively amend its fixed rate loan terms.

On December 5, 2007, Liberia cleared all of its outstanding loan principal, interest and charges due to IBRD.  The impact of this event on income from loans  for the six months ended December 31, 2007 was $179 million, of which $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.  In line with the change in the loan pricing policy as it relates to overdue interest and charges (Note A), the income impact of $179 million was net of a $118 million reduction in overdue interest and charges.  Given that interest and charges on loans in nonaccrual status are only included in income to the extent that payments have been received by IBRD, this reduction in overdue interest and charges did not have an impact on previously reported income.

The arrears clearance of the overdue payments by Liberia was accomplished using an intra-day bridge financing provided by a member country.  On the same day, the International Development Association (IDA) disbursed a development grant to Liberia in support of an economic and poverty reduction program. Part of the proceeds of this development grant was used to repay the bridge financing.  The development grant was funded by IDA resources other than transfers from IBRD.

During the six months ended December 31, 2006, all loans to, or guaranteed by, Seychelles were restored to accrual status following the clearance of all overdue payments of loan principal, interest and charges due to IBRD by Seychelles.  The impact of this event on income from loans for the six months ended December 31, 2006, was less than $1 million, the majority of which represented income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the six months ended December 31, 2007, and for the fiscal year ended June 30, 2007, are summarized below:

In millions of U.S. dollars
	December 31, 2007 (Unaudited)	June 30, 2007
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,942	$2,307
Release of provision for losses on loans and guarantees	(226)	(405)
Translation adjustment	60	40
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$1,776	$1,942
Composed of:
Accumulated provision for loan losses	$1,771	$1,932
Accumulated provision for guarantee losses(a)	5	10
Total	$1,776	$1,942

(a).    The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $797 million were outstanding at December 31, 2007 ($938 million—June 30, 2007). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees.   These guarantees have maturities ranging between 5 and 17 years, and expire in decreasing amounts through 2024.

At December 31, 2007, liabilities of $13 million ($21 million—June 30, 2007), related to IBRD’s obligations under guarantees  have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $5 million ($10 million—June 30, 2007).

During the six months ended December 31, 2007, and December 31, 2006, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the six months ended December 31, 2007, loans to one country generated in excess of 10 percent of loan income; this amounted to $337 million.  Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2007, and December 31, 2006, is presented in the following table :

In millions of U.S. dollars
	December 31, 2007 (Unaudited)		December 31, 2006 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,527	$205	$1,816	$22
East Asia and Pacific	23,844	712	25,168	718
Europe and Central Asia	26,147	723	25,728	667
Latin America and the Caribbean	31,587	906	31,588	967
Middle East and North Africa	7,384	192	6,052	154
South Asia	8,766	245	8,151	225
Other(a)	56	1	70	2

Total	$99,311	$2,984	$98,573	$2,755

(a)..     Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense, as well as Board of Governors-approved transfers.

(a)   For the purpose of this document, the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and the Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments”, are together referred to  as “FAS 133 as amended”.

On September 27, 2007, IBRD’s Executive Directors approved the allocation of $911 million of the net income earned in the fiscal year ended June 30, 2007 to the General Reserve and $51 million to the Pension Reserve.

On October 22, 2007, IBRD’s Board of Governors approved an immediate transfer of $600 million from the net income earned in the fiscal year ended June 30, 2007 to IDA, and the retention of $97 million as Surplus.

Retained earnings comprises the following elements at December 31, 2007 and June 30, 2007:

In millions of U.S. dollars
	December 31, 2007 (Unaudited)	June 30, 2007
Special Reserve	$293	$293
General Reserve	24,859	23,948
Pension Reserve	1,138	1,087
Surplus	140	43
Cumulative FAS 133 Adjustments	801	1,643
Unallocated Net Income	2,316	817
Total	$29,547	$27,831

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds.  For the six months ended December 31, 2007 and December 31, 2006, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2007	2006
Service fee revenue	$125	$118
Included in these amounts are the following:
Fees charged to IFC	25	21
Fees charged to MIGA	4	4

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2007 and December 31, 2006:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Six Months Ended December 31, 2007 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle(a)	Reclassification(a)	Unrecognized Net Actuarial Gain (Loss) on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	375	—	(8)	4	2	373
Balance, end of the period	$809	$500	$(504)	$111	$(42)	$874

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Six Months Ended December 31, 2006 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle(a)	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$157
Changes from period activity	252	—	(17)	235
Balance, end of the period	$373	$500	$(481)	$392

(a).    The cummulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans.  Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension (credit)  cost for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2007 and December 31, 2006:

In millions of U.S. dollars

	Three Months Ended December 31,2007 (Unaudited)				Six Months Ended December 31, 2007 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$64	$9		$3	$129	$19	$7
Interest cost	153	20		4	305	41	7
Expected return on plan assets	(236)	(28)		—	(471)	(56)	—
Amortization of prior service cost (credit)	2	(*	)	*	3	(1)	*
Amortization of unrecognized net loss	—	1		1	—	2	2
Net periodic pension (credit) cost	$(17)	$2		$8	$(34)	$5	$16
of which:
IBRD’s Share	$(8)	$1		$4	$(16)	$2	$8
IDA’s Share	$(9)	$1		$4	$(18)	$3	$8

In millions of U.S. dollars

	Three Months Ended December 31, 2006 (Unaudited)				Six Months Ended December 31, 2006 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$65	$9		$3	$130	$18	$6
Interest cost	149	20		4	298	41	8
Expected return on plan assets	(206)	(23)		—	(411)	(47)	—
Amortization of prior service cost (credit)	2	(*	)	*	3	(1)	*
Amortization of unrecognized net loss	—	4		1	—	8	2
Net periodic pension cost	$10	$10		$8	$20	$19	$16
of which:
IBRD’s Share	$5	$5		$4	$9	$9	$7
IDA’s Share	$5	$5		$4	$11	$10	$9

* Indicates amount less than $0.5 million.

At December 31, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 financial statements: $103 million for the SRP and $59 million for the RSBP.

NOTE G—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

In July 2006, IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133.  IBRD elected to apply FAS 155 to all qualifying debt instruments.  Upon adoption of this Standard, the difference between the total carrying value of these debt instruments and their respective fair values amounted to $3,188 million, comprising $3,330 million in gross gains and $142 million in gross losses, determined on an instrument-by-instrument basis.  This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

The following table reflects the components of the effects of applying FAS 133 and FAS 155 for the three and six months ended December 31, 2007 and December 31, 2006:

In millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2007	2006	2007	2006
Net unrealized gains (losses) on:
Borrowings at fair value	$99	$(152)	$488	$(977)
Non-trading derivatives	165	(19)	606	1,518
Total	$264	$(171)	$1,094	$541

Deloitte & Touche LLP Suite 500 555 12th Street NW Washington, DC 20004-1207 USA Tel: +1 202 879 5600 Fax: +1 202 879 5309 www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2007, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2007 and 2006, and the statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2007 and 2006. These interim condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2007, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007, we expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of the provisions of Statements of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instruments and No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

February 13, 2008

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/1010AUD06.04	0000008247	AUD		1,220,000	1,075,491	02-Oct-2007	05-Oct-2010

BOND/SELL AUD/IBRD/GDIF/1009AUD05.52	0000008301	AUD		5,000,000	4,469,750	25-Oct-2007	26-Oct-2009

BOND/SELL AUD/IBRD/GDIF/1010AUD06.00	0000008314	AUD		19,000,000	17,334,650	30-Oct-2007	27-Oct-2010

BOND/SELL AUD/IBRD/GDIF/0411AUD06.19	0000008315	AUD		10,400,000	9,488,440	30-Oct-2007	27-Apr-2011

BOND/SELL AUD/IBRD/GDIF/1110AUD06.60	0000008412	AUD		40,000,000	34,918,000	26-Nov-2007	26-Nov-2010

BOND/SELL AUD/IBRD/GDIF/1109AUD06.40	0000008410	AUD		14,000,000	12,217,100	27-Nov-2007	27-Nov-2009

BOND/SELL AUD/IBRD/GDIF/1110AUD06.48	0000008391	AUD		10,300,000	9,025,375	29-Nov-2007	29-Nov-2010

BOND/SELL AUD/IBRD/GDIF/0510AUD06.36	0000008396	AUD		18,000,000	15,772,500	29-Nov-2007	27-May-2010

BOND/SELL AUD/IBRD/GDIF/0111AUD06.36	0000008421	AUD		11,000,000	9,724,000	13-Dec-2007	20-Jan-2011

BOND/SELL AUD/IBRD/GDIF/1210AUD06.50	0000008457	AUD		35,000,000	30,168,250	20-Dec-2007	20-Dec-2010

BOND/SELL AUD/IBRD/GDIF/0110AUD06.24	0000008460	AUD		20,000,000	17,239,000	20-Dec-2007	20-Jan-2010

BOND/SELL AUD/IBRD/GDIF/1210AUD06.54	0000008467	AUD		2,166,000	1,866,984	20-Dec-2007	08-Dec-2010

BOND/SELL AUD/IBRD/GDIF/0610AUD06.18A	0000008485	AUD		10,000,000	8,619,500	20-Dec-2007	21-Jun-2010
Total By Currency					171,919,040

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/1209BRL09.00	0000008506	BRL		65,000,000	36,741,846	14-Dec-2007	14-Dec-2009
Total By Currency					36,741,846

Canadian Dollar

BOND/SELL CAD/IBRD/GDIF/1212CAD04.30	0000008425	CAD		850,000,000	858,629,224	30-Nov-2007	15-Dec-2012
Total By Currency					858,629,224

Columbian Peso

BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000008385	COP		100,000,000,000	49,711,054	08-Nov-2007	08-Nov-2010
Total By Currency					49,711,054

Euro Currency

BOND/SELL EUR/IBRD/GDIF/1010EUR03.56	0000008342	EUR		2,000,000	2,842,900	25-Oct-2007	25-Oct-2010

BOND/SELL EUR/IBRD/GDIF/1113EURSTR	0000008374	EUR		230,000,000	331,039,000	01-Nov-2007	08-Nov-2013

BOND/SELL EUR/IBRD/GDIF/1108EUR03.85	0000008262	EUR		250,000,000	361,712,500	07-Nov-2007	07-Nov-2008

BOND/SELL EUR/IBRD/GDIF/1213EURSTR	0000008590	EUR		13,500,000	19,425,150	21-Dec-2007	24-Dec-2013
Total By Currency					715,019,550

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/1009HUF06.25	0000008303	HUF		10,000,000,000	56,148,228	09-Oct-2007	09-Oct-2009
Total By Currency					56,148,228

Icelandic Krona

BOND/SELL ISK/IBRD/GDIF/0509ISK12.25	0000008296	ISK		2,000,000,000	32,507,111	05-Oct-2007	12-May-2009

BOND/SELL ISK/IBRD/GDIF/0509ISK12.25	0000008310	ISK		2,000,000,000	33,148,256	12-Oct-2007	12-May-2009

BOND/SELL ISK/IBRD/GDIF/0509ISK12.25	0000008334	ISK		2,000,000,000	33,000,578	25-Oct-2007	12-May-2009
Total By Currency					98,655,944

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR01	0000008252	JPY		200,000,000	1,730,852	01-Oct-2007	02-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR	0000008243	JPY		100,000,000	867,453	02-Oct-2007	02-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR02	0000008257	JPY		100,000,000	867,453	02-Oct-2007	02-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR04	0000008265	JPY		100,000,000	867,453	02-Oct-2007	02-Oct-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR16	0000008270	JPY		300,000,000	2,591,569	04-Oct-2007	25-Mar-2037

1

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR48	0000008259	JPY		800,000,000	6,866,953	09-Oct-2007	17-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR49	0000008261	JPY		500,000,000	4,291,845	09-Oct-2007	17-Jun-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR05	0000008266	JPY		300,000,000	2,575,107	09-Oct-2007	09-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR06	0000008268	JPY		250,000,000	2,145,923	09-Oct-2007	09-Oct-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR29	0000008275	JPY		150,000,000	1,287,554	09-Oct-2007	24-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR50	0000008276	JPY		400,000,000	3,433,476	09-Oct-2007	17-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR30	0000008277	JPY		400,000,000	3,409,333	11-Oct-2007	18-Sep-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR07	0000008278	JPY		100,000,000	851,426	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR09	0000008282	JPY		100,000,000	851,426	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR10	0000008283	JPY		100,000,000	851,426	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR11	0000008284	JPY		200,000,000	1,702,852	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR12	0000008285	JPY		200,000,000	1,702,852	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR13	0000008287	JPY		1,000,000,000	8,514,261	15-Oct-2007	15-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR14	0000008288	JPY		100,000,000	851,426	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR17	0000008294	JPY		200,000,000	1,702,852	15-Oct-2007	16-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR20	0000008299	JPY		950,000,000	8,088,548	15-Oct-2007	15-Oct-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR43	0000008286	JPY		500,000,000	4,255,862	16-Oct-2007	17-Aug-2037

BOND/SELL JPY/IBRD/GDIF/1027JPYSTR	0000008305	JPY		500,000,000	4,255,862	16-Oct-2007	16-Oct-2027

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR08	0000008280	JPY		100,000,000	856,604	18-Oct-2007	19-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR18	0000008295	JPY		100,000,000	856,604	18-Oct-2007	19-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR15	0000008289	JPY		200,000,000	1,723,469	22-Oct-2007	23-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR16	0000008292	JPY		200,000,000	1,723,469	22-Oct-2007	22-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR19	0000008298	JPY		1,000,000,000	8,617,347	22-Oct-2007	22-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR22	0000008307	JPY		300,000,000	2,585,204	22-Oct-2007	22-Oct-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR51	0000008309	JPY		350,000,000	3,016,071	22-Oct-2007	22-Jun-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR24	0000008313	JPY		100,000,000	861,735	22-Oct-2007	22-Oct-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR32	0000008326	JPY		1,000,000,000	8,617,347	22-Oct-2007	22-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR33	0000008328	JPY		1,000,000,000	8,617,347	22-Oct-2007	22-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR34	0000008329	JPY		1,000,000,000	8,617,347	22-Oct-2007	22-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR35	0000008330	JPY		2,000,000,000	17,234,693	22-Oct-2007	22-Sep-2037

BOND/SELL JPY/IBRD/GDIF/1027JPYSTR01	0000008321	JPY		1,000,000,000	8,806,305	24-Oct-2007	24-Oct-2027

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR31	0000008308	JPY		1,000,000,000	8,725,242	25-Oct-2007	25-Sep-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR25	0000008316	JPY		100,000,000	872,524	25-Oct-2007	26-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1022JPYSTR2	0000008322	JPY		100,000,000	872,524	25-Oct-2007	25-Oct-2022

BOND/SELL JPY/IBRD/GDIF/1027JPYSTR02	0000008324	JPY		100,000,000	872,524	25-Oct-2007	26-Oct-2027

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR28	0000008325	JPY		100,000,000	872,524	25-Oct-2007	26-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR26	0000008320	JPY		1,500,000,000	13,126,805	29-Oct-2007	29-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR29	0000008332	JPY		200,000,000	1,750,241	29-Oct-2007	29-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR30	0000008344	JPY		200,000,000	1,750,241	29-Oct-2007	30-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR21	0000008306	JPY		3,000,000,000	26,232,949	30-Oct-2007	30-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR23	0000008312	JPY		1,350,000,000	11,804,827	30-Oct-2007	30-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1037JPYSTR27	0000008323	JPY		1,750,000,000	15,302,553	30-Oct-2007	30-Oct-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR02	0000008331	JPY		100,000,000	864,192	05-Nov-2007	06-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR08	0000008347	JPY		150,000,000	1,296,288	05-Nov-2007	06-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR09	0000008348	JPY		1,000,000,000	8,641,922	05-Nov-2007	05-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR10	0000008349	JPY		100,000,000	864,192	05-Nov-2007	06-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR01	0000008327	JPY		7,750,000,000	67,561,677	06-Nov-2007	06-Nov-2037

2

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR04	0000008339	JPY		400,000,000	3,487,054	06-Nov-2007	06-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR07	0000008346	JPY		100,000,000	871,536	08-Nov-2007	09-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR12	0000008351	JPY		200,000,000	1,743,071	08-Nov-2007	09-Nov-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR36	0000008359	JPY		100,000,000	871,536	08-Nov-2007	08-Sep-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR03	0000008338	JPY		200,000,000	1,800,828	13-Nov-2007	13-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR05	0000008340	JPY		4,900,000,000	44,120,295	13-Nov-2007	13-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR06	0000008343	JPY		700,000,000	6,302,899	13-Nov-2007	13-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR11	0000008350	JPY		1,800,000,000	16,207,455	13-Nov-2007	13-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR23	0000008366	JPY		1,000,000,000	9,004,142	13-Nov-2007	13-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR13	0000008352	JPY		130,000,000	1,181,120	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR14	0000008353	JPY		200,000,000	1,817,108	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR15	0000008354	JPY		200,000,000	1,817,108	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR16	0000008355	JPY		130,000,000	1,181,120	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR17	0000008356	JPY		200,000,000	1,817,108	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR18	0000008357	JPY		200,000,000	1,817,108	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR20	0000008361	JPY		600,000,000	5,451,324	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR37	0000008373	JPY		100,000,000	908,554	15-Nov-2007	17-Sep-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR26	0000008375	JPY		100,000,000	908,554	15-Nov-2007	16-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR19	0000008360	JPY		3,450,000,000	31,269,827	20-Nov-2007	20-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR21	0000008363	JPY		700,000,000	6,344,603	20-Nov-2007	20-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR22	0000008364	JPY		2,100,000,000	19,033,808	20-Nov-2007	20-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1112JPYSTR	0000008367	JPY		250,000,000	2,265,929	20-Nov-2007	20-Nov-2012

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR24	0000008368	JPY		100,000,000	906,372	20-Nov-2007	20-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1112JPYSTR01	0000008369	JPY		250,000,000	2,265,929	20-Nov-2007	20-Nov-2012

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR17	0000008380	JPY		300,000,000	2,719,115	20-Nov-2007	25-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR18	0000008383	JPY		100,000,000	906,372	20-Nov-2007	25-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0927JPYSTR01	0000008381	JPY		100,000,000	920,090	26-Nov-2007	27-Sep-2027

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR29	0000008382	JPY		200,000,000	1,840,180	26-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR31	0000008387	JPY		700,000,000	6,440,631	26-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR32	0000008392	JPY		1,200,000,000	11,041,082	26-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR33	0000008394	JPY		500,000,000	4,600,451	26-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR34	0000008399	JPY		100,000,000	920,090	26-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/0328JPYSTR02	0000008409	JPY		2,000,000,000	18,401,803	26-Nov-2007	23-Mar-2028

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR27	0000008376	JPY		3,400,000,000	31,515,039	27-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR28	0000008377	JPY		1,400,000,000	12,976,781	27-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR30	0000008384	JPY		350,000,000	3,244,195	27-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1137JPYSTR35	0000008401	JPY		200,000,000	1,853,826	27-Nov-2007	27-Nov-2037

BOND/SELL JPY/IBRD/GDIF/1122JPYSTR	0000008389	JPY		100,000,000	920,895	28-Nov-2007	28-Nov-2022

BOND/SELL JPY/IBRD/GDIF/1122JPYSTR01	0000008390	JPY		100,000,000	920,895	28-Nov-2007	28-Nov-2022

BOND/SELL JPY/IBRD/GDIF/1222JPYSTR02	0000008402	JPY		100,000,000	909,463	03-Dec-2007	05-Dec-2022

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR03	0000008405	JPY		100,000,000	909,463	03-Dec-2007	03-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR	0000008398	JPY		1,100,000,000	9,938,113	04-Dec-2007	04-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR01	0000008400	JPY		1,200,000,000	10,841,577	04-Dec-2007	04-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR02	0000008404	JPY		100,000,000	903,465	04-Dec-2007	04-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR05	0000008407	JPY		1,100,000,000	9,938,113	04-Dec-2007	04-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR06	0000008408	JPY		800,000,000	7,227,718	04-Dec-2007	04-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR11	0000008422	JPY		100,000,000	903,465	04-Dec-2007	04-Dec-2037

3

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR04	0000008406	JPY		200,000,000	1,824,734	06-Dec-2007	07-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR07	0000008413	JPY		150,000,000	1,350,621	10-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR08	0000008414	JPY		1,150,000,000	10,354,763	10-Dec-2007	10-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR09	0000008415	JPY		200,000,000	1,800,828	10-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR12	0000008424	JPY		100,000,000	900,414	10-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR13	0000008429	JPY		200,000,000	1,800,828	10-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR14	0000008430	JPY		100,000,000	900,414	10-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR15	0000008431	JPY		300,000,000	2,701,243	10-Dec-2007	10-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR16	0000008432	JPY		100,000,000	900,414	10-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR17	0000008433	JPY		2,000,000,000	18,008,284	10-Dec-2007	10-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR10	0000008416	JPY		1,400,000,000	12,553,802	11-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR23	0000008442	JPY		200,000,000	1,793,400	11-Dec-2007	11-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR24	0000008443	JPY		100,000,000	893,056	13-Dec-2007	14-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR28	0000008447	JPY		1,000,000,000	8,930,564	13-Dec-2007	14-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR18	0000008435	JPY		400,000,000	3,577,498	17-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR19	0000008436	JPY		800,000,000	7,154,995	17-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR21	0000008440	JPY		150,000,000	1,341,562	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR22	0000008441	JPY		100,000,000	894,374	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR25	0000008444	JPY		100,000,000	894,374	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR26	0000008445	JPY		1,000,000,000	8,943,744	17-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR27	0000008446	JPY		100,000,000	894,374	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR29	0000008448	JPY		100,000,000	894,374	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR32	0000008456	JPY		100,000,000	894,374	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR33	0000008458	JPY		200,000,000	1,788,749	17-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR34	0000008462	JPY		300,000,000	2,683,123	17-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/MLT/1237JPYSTR20	0000008438	JPY		40,000,000,000	354,625,648	18-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR40	0000008474	JPY		165,000,000	1,462,831	18-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR44	0000008501	JPY		300,000,000	2,644,453	19-Dec-2007	18-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR30	0000008450	JPY		300,000,000	2,644,920	20-Dec-2007	21-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR31	0000008451	JPY		350,000,000	3,085,739	20-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1227JPYSTR01	0000008463	JPY		300,000,000	2,644,920	20-Dec-2007	21-Dec-2027

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR35	0000008464	JPY		300,000,000	2,644,920	20-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR36	0000008465	JPY		2,000,000,000	17,632,797	20-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR37	0000008468	JPY		800,000,000	7,053,119	20-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR38	0000008469	JPY		550,000,000	4,849,019	20-Dec-2007	18-Sep-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR38	0000008471	JPY		100,000,000	881,640	20-Dec-2007	21-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR39	0000008473	JPY		150,000,000	1,322,460	20-Dec-2007	21-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1227JPYSTR02	0000008475	JPY		300,000,000	2,644,920	20-Dec-2007	20-Dec-2027

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR41	0000008476	JPY		700,000,000	6,171,479	20-Dec-2007	17-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1227JPYSTR03	0000008478	JPY		1,000,000,000	8,816,399	20-Dec-2007	20-Dec-2027

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR42	0000008479	JPY		800,000,000	7,053,119	20-Dec-2007	21-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR43	0000008500	JPY		500,000,000	4,408,199	20-Dec-2007	21-Dec-2037

BOND/SELL JPY/IBRD/GDIF/1237JPYSTR45	0000008529	JPY		100,000,000	881,640	20-Dec-2007	21-Dec-2037
Total By Currency					1,128,438,879

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1009NZD07.05	0000008291	NZD		116,000,000	87,968,600	09-Oct-2007	14-Oct-2009

BOND/SELL NZD/IBRD/GDIF/1009NZD07.40	0000008318	NZD		45,000,000	34,357,500	30-Oct-2007	28-Oct-2009

4

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL NZD/IBRD/GDIF/0510NZD06.96	0000008336	NZD		10,000,000	7,689,500	13-Nov-2007	25-May-2010

BOND/SELL NZD/IBRD/GDIF/0610NZD07.08	0000008372	NZD		16,000,000	12,077,600	26-Nov-2007	21-Jun-2010

BOND/SELL NZD/IBRD/GDIF/1209NZD07.30	0000008434	NZD		110,000,000	84,084,000	06-Dec-2007	03-Dec-2009

BOND/SELL NZD/IBRD/GDIF/1209NZD07.68	0000008449	NZD		21,500,000	16,256,150	20-Dec-2007	21-Dec-2009
Total By Currency					242,433,350

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/1012RUB06.00	0000008290	RUB		250,000,000	10,070,372	29-Oct-2007	29-Oct-2012

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008378	RUB		250,000,000	10,164,668	08-Nov-2007	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008423	RUB		750,000,000	30,810,944	27-Nov-2007	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/1112RUB06.00	0000008370	RUB		250,000,000	10,286,246	29-Nov-2007	29-Nov-2012

BOND/SELL RUB/IBRD/GDIF/1212RUB06.00	0000008453	RUB		125,000,000	5,056,941	20-Dec-2007	20-Dec-2012
Total By Currency					66,389,170

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0409TRY15.25	0000008269	TRY		75,000,000	61,932,287	02-Oct-2007	03-Apr-2009
Total By Currency					61,932,287

United States Dollar

BOND/SELL USD/IBRD/GDIF/0610USD06.22	0000008297	USD		12,750,000	12,750,000	03-Oct-2007	22-Jun-2010

BOND/SELL USD/IBRD/GDIF/1022USDSTR	0000008281	USD		10,500,000	10,500,000	09-Oct-2007	09-Oct-2022

BOND/SELL USD/IBRD/GDIF/0410USD03.36	0000008300	USD		8,000,000	8,000,000	25-Oct-2007	26-Apr-2010

BOND/SELL USD/IBRD/GDIF/1010USD03.93	0000008341	USD		8,000,000	8,000,000	25-Oct-2007	25-Oct-2010

BOND/SELL USD/IBRD/GDIF/0609USD04.125A	0000008386	USD		150,000,000	150,000,000	08-Nov-2007	24-Jun-2009

BOND/SELL USD/IBRD/GDIF/0510USD03.60	0000008335	USD		10,000,000	10,000,000	13-Nov-2007	25-May-2010

BOND/SELL USD/IBRD/GDIF/1122USDSTR	0000008358	USD		10,000,000	10,000,000	21-Nov-2007	21-Nov-2022

BOND/SELL USD/IBRD/GDIF/1210USD03.36	0000008371	USD		8,000,000	8,000,000	26-Nov-2007	20-Dec-2010

BOND/SELL USD/IBRD/GDIF/1110USD03.46	0000008411	USD		15,000,000	15,000,000	26-Nov-2007	26-Nov-2010

BOND/SELL USD/IBRD/GDIF/1127USDSTR	0000008379	USD		10,000,000	10,000,000	29-Nov-2007	29-Nov-2027

BOND/SELL USD/IBRD/GDIF/1210USD03.375	0000008452	USD		500,000,000	500,000,000	10-Dec-2007	10-Dec-2010

BOND/SELL USD/IBRD/GDIF/0710USD03.06	0000008420	USD		10,000,000	10,000,000	13-Dec-2007	20-Jul-2010

BOND/SELL USD/IBRD/GDIF/1210USDSTR01	0000008437	USD		150,000,000	150,000,000	17-Dec-2007	17-Dec-2010

BOND/SELL USD/IBRD/GDIF/1227USDSTR	0000008428	USD		6,000,000	6,000,000	20-Dec-2007	20-Dec-2027

BOND/SELL USD/IBRD/GDIF/0111USD03.06	0000008459	USD		23,000,000	23,000,000	20-Dec-2007	20-Jan-2011
Total By Currency					931,250,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12C	0000008239	ZAR		60,000,000	8,677,668	04-Oct-2007	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/1110ZAR09.00	0000008271	ZAR		120,000,000	17,744,654	16-Oct-2007	10-Nov-2010

BOND/SELL ZAR/IBRD/GDIF/1009ZAR09.38	0000008304	ZAR		30,000,000	4,436,164	16-Oct-2007	16-Oct-2009

BOND/SELL ZAR/IBRD/GDIF/0509ZAR10.00	0000008345	ZAR		300,000,000	45,430,110	29-Oct-2007	12-May-2009

BOND/SELL ZAR/IBRD/GDIF/1009ZAR08.88	0000008317	ZAR		308,000,000	47,095,522	30-Oct-2007	20-Oct-2009

BOND/SELL ZAR/IBRD/GDIF/0610ZAR08.82	0000008337	ZAR		60,000,000	9,222,115	08-Nov-2007	10-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/1109ZAR09.45	0000008395	ZAR		20,000,000	2,947,114	26-Nov-2007	25-Nov-2009

BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.24	0000008417	ZAR		50,000,000	7,459,959	13-Dec-2007	10-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/1210ZAR09.36	0000008439	ZAR		60,000,000	8,673,027	20-Dec-2007	10-Dec-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.72	0000008564	ZAR		356,000,000	51,459,960	20-Dec-2007	17-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0611ZAR09.42	0000008466	ZAR		50,000,000	7,158,401	27-Dec-2007	10-Jun-2011
Total By Currency					210,304,694

Total					4,627,573,267

MTBOZ

5

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

United States Dollar

BOND/SELL USD/IBRD/GDIF/0316USD00.00	0000008455	USD		2,000,000	2,000,000	20-Dec-2007	15-Mar-2016
Total By Currency					2,000,000

Total					2,000,000

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/GDIF/1107XAU01.31	0000006032	XAU	PHYSICAL	79,876	64,663,211	27-Nov-2002	27-Nov-2007

BOND/SELL XAU/IBRD/GDIF/1207XAUSTR	0000006532	XAU		150,115	121,488,077	05-Sep-2003	17-Dec-2007

BOND/SELL XAU/IBRD/GDIF/1107XAUSTR	0000006608	XAU		63,669	50,483,151	31-Oct-2003	05-Nov-2007
Total By Currency					236,634,439

Total					236,634,439

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/1107AUD04.07	0000006361	AUD		10,000,000	8,762,500	29-May-2003	29-Nov-2007

BOND/SELL AUD/IBRD/GDIF/1007AUD04.50	0000006588	AUD		16,000,000	14,285,600	09-Oct-2003	09-Oct-2007

BOND/SELL AUD/IBRD/GDIF/1207AUD05.20	0000006642	AUD		16,000,000	14,004,000	11-Dec-2003	11-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1207AUD05.43	0000006643	AUD		30,000,000	26,104,500	18-Dec-2003	18-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1107AUD04.67	0000006877	AUD		650,000,000	580,937,500	15-Nov-2004	15-Nov-2007

BOND/SELL AUD/IBRD/GDIF/1107AUD04.96	0000006889	AUD		100,000,000	87,295,000	24-Nov-2004	26-Nov-2007

BOND/SELL AUD/IBRD/GDIF/1207AUD04.76	0000006900	AUD		30,000,000	26,520,000	13-Dec-2004	13-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1207AUD04.64	0000006908	AUD		20,000,000	17,609,000	16-Dec-2004	17-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1207AUD04.60	0000006915	AUD		50,000,000	42,975,000	22-Dec-2004	24-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1107AUD04.73	0000007079	AUD		10,000,000	8,729,500	23-May-2005	26-Nov-2007

BOND/SELL AUD/IBRD/GDIF/1207AUD04.71	0000007158	AUD		30,000,000	25,771,500	26-Jul-2005	19-Dec-2007

BOND/SELL AUD/IBRD/GDIF/1107AUD04.75	0000007302	AUD		24,000,000	21,217,200	14-Nov-2005	14-Nov-2007
Total By Currency					874,211,300

Euro Currency

BOND/SELL EUR/IBRD/GMTN/1007ITLSTR1E	0000000254	EUR	ITL0043GMT01	69,130,338	99,661,752	31-Oct-1997	31-Oct-2007

BOND/SELL EUR/IBRD/GMTN/1007ITLSTR1E	0000000255	EUR	ITL0043GMT02	43,307,493	62,434,248	31-Oct-1997	31-Oct-2007

BOND/SELL EUR/IBRD/GMTN/1007ITLSTR1E	0000000256	EUR	ITL0043GMT03	43,307,493	62,434,248	31-Oct-1997	31-Oct-2007

BOND/SELL EUR/IBRD/GMTN/1007ITLSTR1E	0000000257	EUR	ITL0043GMT04	17,484,648	25,206,743	31-Oct-1997	31-Oct-2007

BOND/SELL EUR/IBRD/GMTN/1207ITLSTRE	0000000258	EUR	ITL0045GMT01	91,761,480	133,031,205	18-Dec-1997	18-Dec-2007

BOND/SELL EUR/IBRD/GMTN/1207ITLSTRE	0000000259	EUR	ITL0045GMT02	40,115,790	58,157,866	18-Dec-1997	18-Dec-2007

BOND/SELL EUR/IBRD/GMTN/1207ITLSTRE	0000000260	EUR	ITL0045GMT03	40,115,790	58,157,866	18-Dec-1997	18-Dec-2007
Total By Currency					499,083,929

Icelandic Krona

BOND/SELL ISK/IBRD/GDIF/1107ISK08.00	0000007296	ISK		3,000,000,000	51,033,427	09-Nov-2005	09-Nov-2007
Total By Currency					51,033,427

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1207NZD05.64	0000006905	NZD		71,000,000	54,272,400	08-Dec-2004	06-Dec-2007

BOND/SELL NZD/IBRD/GDIF/1007NZD06.00	0000007039	NZD		20,000,000	15,444,000	14-Apr-2005	16-Oct-2007

BOND/SELL NZD/IBRD/GDIF/1007NZD05.50	0000007246	NZD		631,000,000	483,282,900	03-Oct-2005	03-Oct-2007

BOND/SELL NZD/IBRD/GDIF/1107NZD06.22	0000007303	NZD		26,500,000	20,150,600	15-Nov-2005	15-Nov-2007

BOND/SELL NZD/IBRD/GDIF/1207NZD06.26	0000007345	NZD		88,000,000	66,536,800	21-Dec-2005	20-Dec-2007
Total By Currency					639,686,700

Turkish Lira

6

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL TRY/IBRD/GDIF/1107TRY12.00	0000007278	TRY		75,000,000	63,025,210	07-Nov-2005	07-Nov-2007
Total By Currency					63,025,210

United States Dollar

BOND/SELL USD/IBRD/COLTS/1107USD09.88	0000000468	USD	USD0171COL01	1,543,000	1,543,000	10-Nov-1987	09-Nov-2007

BOND/SELL USD/IBRD/GDIF/1207USD06.13	0000000613	USD	USD0641GDI01	750,000,000	750,000,000	19-Dec-1997	19-Dec-2007

BOND/SELL USD/IBRD/GDIF/1007USDSTR04	0000006847	USD		50,000,000	50,000,000	12-Oct-2004	12-Oct-2007

BOND/SELL USD/IBRD/GDIF/1007USDSTR05	0000006873	USD		50,000,000	50,000,000	27-Oct-2004	29-Oct-2007

BOND/SELL USD/IBRD/GDIF/1007USDSTR06	0000006874	USD		50,000,000	50,000,000	28-Oct-2004	29-Oct-2007

BOND/SELL USD/IBRD/GDIF/1107USDSTR01	0000006868	USD		50,000,000	50,000,000	16-Nov-2004	16-Nov-2007

BOND/SELL USD/IBRD/GDIF/1207USD02.75	0000006901	USD		140,000,000	140,000,000	13-Dec-2004	13-Dec-2007

BOND/SELL USD/IBRD/GDIF/1007USD03.50	0000007040	USD		40,000,000	40,000,000	14-Apr-2005	16-Oct-2007

BOND/SELL USD/IBRD/GDIF/1107USD03.01	0000007080	USD		30,000,000	30,000,000	23-May-2005	26-Nov-2007

BOND/SELL USD/IBRD/GDIF/1207USD03.11	0000007096	USD		30,000,000	30,000,000	07-Jun-2005	11-Dec-2007

BOND/SELL USD/IBRD/GDIF/1207USD03.25	0000007239	USD		15,000,000	15,000,000	28-Sep-2005	19-Dec-2007

BOND/SELL USD/IBRD/GDIF/1007USDFLT	0000007334	USD		25,000,000	25,000,000	05-Dec-2005	15-Oct-2007

BOND/SELL USD/IBRD/GDIF/1207USD03.86	0000007344	USD		5,000,000	5,000,000	21-Dec-2005	20-Dec-2007
Total By Currency					1,236,543,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/1207ZAR10.75	0000005506	ZAR		150,000,000	22,428,230	20-Feb-2002	12-Dec-2007

BOND/SELL ZAR/IBRD/GDIF/1207ZAR10.75	0000005570	ZAR		150,000,000	22,428,230	12-Mar-2002	12-Dec-2007
Total By Currency					44,856,459

Total					3,408,440,025

Early Retirement

MTBOC

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/0213AUD00.50	0000008472	AUD	BUYBACK	23,000,000	20,332,000	13-Dec-2007	04-Feb-2013
Total By Currency					20,332,000

Euro Currency

BOND/BUY EUR/IBRD/GDIF/1118ITLSTR03E	0000008362	EUR		51,645,690	75,363,973	20-Nov-2007	20-Nov-2018

BOND/BUY EUR/IBRD/GDIF/1218ITLSTR01E	0000008526	EUR		7,873,902	11,336,844	20-Dec-2007	03-Dec-2018
Total By Currency					86,700,817

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/1033JPYSTR	0000008236	JPY		1,300,000,000	11,158,798	09-Oct-2007	06-Oct-2033

BOND/BUY JPY/IBRD/GDIF/1034JPYSTR	0000008293	JPY		2,900,000,000	24,717,665	11-Oct-2007	11-Oct-2034

BOND/BUY JPY/IBRD/GDIF/1035JPYSTR03	0000008311	JPY		700,000,000	5,996,230	18-Oct-2007	18-Oct-2035

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR15	0000008274	JPY		1,100,000,000	9,479,081	22-Oct-2007	21-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR14	0000008302	JPY		1,000,000,000	8,751,203	29-Oct-2007	28-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1135JPYSTR04	0000008393	JPY		600,000,000	5,447,118	21-Nov-2007	21-Nov-2035

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR13	0000008365	JPY		1,000,000,000	9,200,902	26-Nov-2007	26-Nov-2031

BOND/BUY JPY/IBRD/GDIF/1236JPYSTR	0000008388	JPY		450,000,000	4,075,902	05-Dec-2007	05-Dec-2036

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR04	0000008477	JPY	BUYBACK	3,000,000,000	26,831,232	17-Dec-2007	07-Feb-2033

BOND/BUY JPY/IBRD/MLT/0333JPYSTR34	0000008480	JPY	BUYBACK	5,200,000,000	46,507,468	17-Dec-2007	25-Mar-2033

BOND/BUY JPY/IBRD/MLT/0333JPYSTR23	0000008482	JPY	BUYBACK	3,700,000,000	33,091,852	17-Dec-2007	25-Mar-2033

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR11	0000008483	JPY	BUYBACK	2,000,000,000	17,887,488	17-Dec-2007	22-Oct-2032

BOND/BUY JPY/IBRD/MLT/0420JPYSTR01	0000008486	JPY	BUYBACK	2,000,000,000	17,887,488	17-Dec-2007	14-Apr-2020

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR09	0000008487	JPY	BUYBACK	5,000,000,000	44,718,719	17-Dec-2007	15-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR13	0000008488	JPY	BUYBACK	3,500,000,000	31,303,103	17-Dec-2007	28-Jan-2032

7

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0533JPYSTR05	0000008489	JPY		5,000,000,000	44,718,719	17-Dec-2007	20-May-2033

BOND/BUY JPY/IBRD/GDIF/1133JPYSTR	0000008490	JPY	BUYBACK	3,200,000,000	28,619,980	17-Dec-2007	07-Nov-2033

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR10	0000008491	JPY	BUYBACK	2,000,000,000	17,887,488	17-Dec-2007	22-Oct-2032

BOND/BUY JPY/IBRD/GDIF/0134JPYSTR04	0000008492	JPY	BUYBACK	2,200,000,000	19,676,236	17-Dec-2007	23-Jan-2034

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR38	0000008493	JPY	BUYBACK	2,000,000,000	17,887,488	17-Dec-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0532JPYSTR	0000008494	JPY	BUYBACK	3,100,000,000	27,725,606	17-Dec-2007	26-May-2032

BOND/BUY JPY/IBRD/GDIF/0330JPYSTR	0000008495	JPY	BUYBACK	3,000,000,000	26,831,232	17-Dec-2007	25-Mar-2030

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR18	0000008496	JPY	BUYBACK	2,500,000,000	22,359,360	17-Dec-2007	28-Oct-2032

BOND/BUY JPY/IBRD/GDIF/0632JPYSTR	0000008497	JPY	BUYBACK	2,000,000,000	17,887,488	17-Dec-2007	03-Jun-2032

BOND/BUY JPY/IBRD/GDIF/0832JPYSTR08	0000008498	JPY	BUYBACK	2,200,000,000	19,676,236	17-Dec-2007	27-Aug-2032

BOND/BUY JPY/IBRD/GDIF/0932JPYSTR09	0000008499	JPY	BUYBACK	2,500,000,000	22,359,360	17-Dec-2007	27-Sep-2032

BOND/BUY JPY/IBRD/GDIF/0433JPYSTR04	0000008502	JPY	BUYBACK	1,300,000,000	11,525,334	18-Dec-2007	22-Apr-2033

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR06	0000008503	JPY		1,500,000,000	13,298,462	18-Dec-2007	25-Mar-2033

BOND/BUY JPY/IBRD/MLT/0228JPYSTR	0000008504	JPY	BUYBACK	1,000,000,000	8,865,641	18-Dec-2007	07-Feb-2028

BOND/BUY JPY/IBRD/MLT/1119JPYSTR02	0000008505	JPY	BUYBACK	1,000,000,000	8,865,641	18-Dec-2007	17-Nov-2019

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR03	0000008507	JPY		1,100,000,000	9,752,205	18-Dec-2007	04-Feb-2033

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR40	0000008508	JPY	BUYBACK	1,300,000,000	11,525,334	18-Dec-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR11	0000008509	JPY		1,500,000,000	13,298,462	18-Dec-2007	26-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR54	0000008510	JPY		1,100,000,000	9,752,205	18-Dec-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR11	0000008511	JPY		1,500,000,000	13,298,462	18-Dec-2007	22-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR63	0000008512	JPY		1,500,000,000	13,298,462	18-Dec-2007	26-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR42	0000008513	JPY		1,500,000,000	13,298,462	18-Dec-2007	27-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR38	0000008514	JPY		1,200,000,000	10,638,769	18-Dec-2007	26-Mar-2027

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR10	0000008515	JPY		1,300,000,000	11,525,334	18-Dec-2007	04-Mar-2033

BOND/BUY JPY/IBRD/GDIF/0822JPYSTR01	0000008516	JPY		1,500,000,000	13,298,462	18-Dec-2007	08-Aug-2022

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR15	0000008517	JPY		2,000,000,000	17,731,282	18-Dec-2007	14-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR19	0000008518	JPY		1,600,000,000	14,185,026	18-Dec-2007	10-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR19	0000008521	JPY		2,000,000,000	17,731,282	18-Dec-2007	23-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR05	0000008524	JPY		2,000,000,000	17,731,282	18-Dec-2007	25-Mar-2033

BOND/BUY JPY/IBRD/GDIF/1236JPYSTR02	0000008484	JPY		500,000,000	4,407,422	19-Dec-2007	19-Dec-2036

BOND/BUY JPY/IBRD/GDIF/0721JPYSTR01	0000008520	JPY		1,000,000,000	8,814,844	19-Dec-2007	19-Jul-2021

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR05	0000008522	JPY	BUYBACK	1,000,000,000	8,814,844	19-Dec-2007	18-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0827JPYSTR	0000008523	JPY	BUYBACK	1,000,000,000	8,814,844	19-Dec-2007	23-Aug-2027

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR06	0000008525	JPY	BUYBACK	1,000,000,000	8,814,844	19-Dec-2007	04-Mar-2027

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR05	0000008527	JPY		1,000,000,000	8,814,844	19-Dec-2007	15-Oct-2032

BOND/BUY JPY/IBRD/GDIF/0532JPYSTR11	0000008528	JPY		1,000,000,000	8,814,844	19-Dec-2007	28-May-2032

BOND/BUY JPY/IBRD/GDIF/0827JPYSTR01	0000008530	JPY		1,000,000,000	8,814,844	19-Dec-2007	20-Aug-2027

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR04	0000008531	JPY		1,000,000,000	8,814,844	19-Dec-2007	15-Mar-2027

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR05	0000008532	JPY		1,000,000,000	8,814,844	19-Dec-2007	12-Mar-2027

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR37	0000008533	JPY		1,000,000,000	8,814,844	19-Dec-2007	24-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR41	0000008534	JPY		1,000,000,000	8,814,844	19-Dec-2007	26-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR55	0000008535	JPY		1,000,000,000	8,814,844	19-Dec-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0427JPYSTR	0000008536	JPY		1,000,000,000	8,814,844	19-Dec-2007	05-Apr-2027

BOND/BUY JPY/IBRD/GDIF/0427JPYSTR01	0000008537	JPY		1,000,000,000	8,814,844	19-Dec-2007	04-Apr-2027

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR75	0000008538	JPY		1,000,000,000	8,814,844	19-Dec-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0427JPYSTR02	0000008539	JPY		1,000,000,000	8,814,844	19-Dec-2007	12-Apr-2027

BOND/BUY JPY/IBRD/0432JPYSTR14	0000008540	JPY		1,000,000,000	8,814,844	19-Dec-2007	30-Apr-2032

8

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR19	0000008541	JPY		1,000,000,000	8,814,844	19-Dec-2007	30-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR37	0000008542	JPY		1,000,000,000	8,816,399	20-Dec-2007	28-Mar-2033

BOND/BUY JPY/IBRD/MLT/1115JPYSTR	0000008543	JPY	BUYBACK	300,000,000	2,644,920	20-Dec-2007	17-Nov-2015

BOND/BUY JPY/IBRD/GDIF/0234JPYSTR06	0000008544	JPY	BUYBACK	1,000,000,000	8,816,399	20-Dec-2007	24-Feb-2034

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR22	0000008545	JPY	BUYBACK	300,000,000	2,644,920	20-Dec-2007	19-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR39	0000008548	JPY		900,000,000	7,934,759	20-Dec-2007	18-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR01	0000008549	JPY		300,000,000	2,644,920	20-Dec-2007	17-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0234JPYSTR02	0000008550	JPY		1,000,000,000	8,816,399	20-Dec-2007	24-Feb-2034

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR	0000008552	JPY		1,000,000,000	8,816,399	20-Dec-2007	14-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR07	0000008553	JPY		1,000,000,000	8,816,399	20-Dec-2007	27-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR04	0000008554	JPY		1,000,000,000	8,816,399	20-Dec-2007	10-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR04	0000008555	JPY		1,000,000,000	8,816,399	20-Dec-2007	06-Jan-2033

BOND/BUY JPY/IBRD/GDIF/1229JPYSTR	0000008556	JPY		1,000,000,000	8,816,399	20-Dec-2007	21-Dec-2029

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR26	0000008558	JPY	BUYBACK	1,000,000,000	8,816,399	20-Dec-2007	24-Mar-2033

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR	0000008559	JPY		1,000,000,000	8,816,399	20-Dec-2007	03-Feb-2033

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR13	0000008560	JPY		1,000,000,000	8,816,399	20-Dec-2007	17-Mar-2033

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR02	0000008561	JPY		1,000,000,000	8,816,399	20-Dec-2007	24-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR03	0000008562	JPY		1,000,000,000	8,816,399	20-Dec-2007	10-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0932JPYSTR08	0000008575	JPY		300,000,000	2,644,920	20-Dec-2007	24-Sep-2032

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR03	0000008546	JPY	BUYBACK	500,000,000	4,423,800	21-Dec-2007	18-Mar-2027

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR13	0000008566	JPY	BUYBACK	500,000,000	4,423,800	21-Dec-2007	29-Sep-2033

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR07	0000008567	JPY	BUYBACK	200,000,000	1,769,520	21-Dec-2007	14-Nov-2031

BOND/BUY JPY/IBRD/GDIF/0227JPYSTR01	0000008568	JPY		1,000,000,000	8,847,600	21-Dec-2007	27-Feb-2027

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR10	0000008569	JPY	BUYBACK	300,000,000	2,654,280	21-Dec-2007	25-Nov-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR23	0000008570	JPY		2,000,000,000	17,695,200	21-Dec-2007	11-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0833JPYSTR01	0000008572	JPY		1,000,000,000	8,847,600	21-Dec-2007	15-Aug-2033

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR20	0000008573	JPY		200,000,000	1,769,520	21-Dec-2007	20-Dec-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR56	0000008574	JPY		700,000,000	6,193,320	21-Dec-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR12	0000008576	JPY		700,000,000	6,193,320	21-Dec-2007	20-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR10	0000008577	JPY		500,000,000	4,423,800	21-Dec-2007	14-Jan-2033

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR	0000008578	JPY		1,000,000,000	8,847,600	21-Dec-2007	25-Oct-2032

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR16	0000008579	JPY		200,000,000	1,769,520	21-Dec-2007	13-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0932JPYSTR04	0000008580	JPY		200,000,000	1,769,520	21-Dec-2007	17-Sep-2032

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR	0000008581	JPY		1,000,000,000	8,847,600	21-Dec-2007	24-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR11	0000008582	JPY	BUYBACK	1,000,000,000	8,847,600	21-Dec-2007	01-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR09	0000008583	JPY		100,000,000	884,760	21-Dec-2007	08-Apr-2032
Total By Currency					1,186,714,145

United States Dollar

BOND/BUY USD/IBRD/GDIF/1009USDSTR01	0000008267	USD		50,000,000	50,000,000	05-Oct-2007	05-Oct-2009

BOND/BUY USD/IBRD/GDIF/1009USDSTR05	0000008272	USD		50,000,000	50,000,000	10-Oct-2007	10-Oct-2009

BOND/BUY USD/IBRD/GDIF/1009USDSTR03	0000008273	USD		50,000,000	50,000,000	10-Oct-2007	10-Oct-2009

BOND/BUY USD/IBRD/GDIF/1009USDSTR04	0000008279	USD		50,000,000	50,000,000	10-Oct-2007	10-Oct-2009

BOND/BUY USD/IBRD/GDIF/0509USDSTR	0000008319	USD		10,000,000	10,000,000	07-Nov-2007	07-May-2009
Total By Currency					210,000,000

Total					1,503,746,962

MTBOZ

South African Rand

9

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/BUY ZAR/IBRD/GDIF/0226ZAR00.00	0000008426	ZAR		1,000,000,000	147,335,080	28-Nov-2007	17-Feb-2026

BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00	0000008427	ZAR		1,000,000,000	147,335,080	28-Nov-2007	31-Dec-2025
Total By Currency					294,670,160

Total					294,670,160

User :	WB308153	Database : :	REPP	01/08/2008	11:42: AM

10